EXHIBIT 99.11

Press Release

Total announces the first 2019 interim dividend of €0.66/share, an increase of 3.1% compared to 2018

Paris, April 26, 2019 - The Board of Directors on April 25, 2019 declared the distribution of the first 2019 interim dividend at an amount of €0.66/share, an increase of 3.1% from the 2018 interim dividends paid and the proposed final dividend, in accordance with the shareholder return policy from 2018 to 2020. This interim dividend will be detached and paid according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	September 27, 2019	September 25, 2019

Payment date	October 1, 2019	October 18, 2019

As a reminder, the Board of Directors has decided not to propose to the Shareholders’ Meeting of May 29, 2019 the renewal of the scrip dividend option with effect from the payment of the final 2018 dividend.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

* * * * *

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.